Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE
Thomson Reuters Reports Third-Quarter 2010 Results

•	Business returns to growth as new products roll out
•	Third-quarter ongoing revenues up 3% before currency
•	Professional division revenues up 5%; Markets division revenues up 1%
•	Underlying operating profit of $681 million, down 4%
•	Adjusted EPS of $0.49 vs. $0.43 in prior-year period
•	2010 Outlook reaffirmed with full-year revenues now forecast to be flat to slightly up

NEW YORK, October 28, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the third quarter ended September 30, 2010. The company reported ongoing revenues of $3.3 billion, underlying operating profit of $681 million, underlying operating profit margin of 20.9% and year-to-date underlying free cash flow of $1.2 billion.

“I am pleased with the performance of the company in the third quarter. Our revenue growth accelerated as the Markets division moved into growth and revenues in the Professional division grew a solid 5%,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“I am particularly pleased with the launch and early customer adoption of Thomson Reuters Eikon, the innovative desktop platform for financial professionals which we launched in September. Eikon now joins Thomson Reuters Elektron and WestlawNext as powerful new platforms we have released in 2010.”

“These innovative platforms, along with new products we expect to launch in the fourth quarter in our Tax & Accounting and Healthcare & Science units, will arm our sales force with the tools needed to drive revenue and profit growth in 2011 and beyond.”

Consolidated Financial Highlights

	Three Months Ended September 30, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$3,256	$3,216	1%
Operating profit	$356	$378	-6%
Diluted earnings per share (EPS)	$0.32	$0.19	68%
Cash flow from operations	$475	$513	-7%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$3,256	$3,205	2%		3%
Underlying operating profit	$681	$711	-4%		-4%
Underlying operating profit margin	20.9%	22.2%	-130	bp
Adjusted earnings per share (EPS)	$0.49	$0.43	14%
Underlying free cash flow	$315	$395	-20%

__________________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Third-Quarter 2010 Results

•
Revenues from ongoing businesses were $3.3 billion, an increase of 2% after currency and an increase of 3% before currency. Strong growth in Tax & Accounting, the Enterprise unit in Markets, Healthcare & Science and the subscription businesses in Legal was partly offset by softness in Legal print and non-subscription revenues and a decline in Investment Management revenues in Markets.

•	Underlying operating profit declined 4%, attributable to investments in new products launched in 2010 and product mix. The impact from currency was not significant in the quarter.
•
Adjusted earnings per share were $0.49 compared to $0.43 in the prior-year period. The increase was largely attributable to lower integration costs, lower interest expense and a decline in income tax expense.

•	Year-to-date underlying free cash flow was $1.2 billion, a decline of 15% versus the prior-year period, driven primarily by operating profit flow-through.
•	Integration and legacy savings programs continue to progress well, achieving run-rate savings of $1.35 billion towards a previously announced goal of $1.6 billion by the end of 2011.

Third-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Professional Division
	Three Months Ended September 30, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Legal	$945	$917	3%	3%
Tax & Accounting	$244	$225	8%	9%
Healthcare & Science	$220	$206	7%	7%
Professional Division Total	$1,409	$1,348	5%	5%

Operating Profit
Legal	$287	$305	-6%
Tax & Accounting	$39	$36	8%
Healthcare & Science	$50	$50	0%
Professional Division Total	$376	$391	-4%	-3%

Operating Profit Margin %
Legal	30.4%	33.3%
Tax & Accounting	16.0%	16.0%
Healthcare & Science	22.7%	24.3%
Professional Division Total	26.7%	29.0%

Thomson Reuters Reports Third-Quarter 2010 Results

•
Third-quarter revenues rose 5%, driven by solid growth from Legal subscriptions, Tax & Accounting and Healthcare & Science products and acquisitions, partially offset by declines in Legal print and non-subscription products.

•
Third-quarter operating profit declined 4%. Product mix, continued product investment and acquisitions resulted in a 300 basis point impact on margin, partially offset by efficiency initiatives. Operating profit declined 3%, excluding currency.

Legal

•
Third-quarter revenues were up 3% from the prior-year period. Subscription revenues grew 8%, led by 14% growth in international revenues and 23% growth in FindLaw both helped by acquisitions. Non-subscription revenues declined 4% and print products declined 4% due to tightened customer budgets and some timing benefits compared to the third quarter of 2009. Print attrition has slowed substantially from the prior-year period and is nearing historical levels.

•
Third-quarter operating profit declined 6% and the associated margin was 30.4%. Lower revenues from high-margin print and non-subscription products and the impact of acquisitions and investments in strategic growth initiatives more than offset efficiency savings.

•
Since its launch in February 2010, WestlawNext has been sold to over 9,000 customers – representing 18% of Westlaw’s revenue base. This is well ahead of the company’s initial expectations and customer feedback continues to be very positive.

Tax & Accounting

•
Third-quarter revenues grew 9%. Workflow & Service Solutions, which comprises two-thirds of the overall segment’s revenues, grew 15%, led by income tax products, growth in the global tax technology businesses and acquisitions. Business Compliance & Knowledge Solutions revenues were down 1% from the prior-year period, as Checkpoint growth of 9% was offset by a decline in print, which comprised 9% of Tax & Accounting revenues.

•
Third-quarter operating profit grew 8% and the related margin was flat at 16.0%. Operating profit growth was driven by revenue flow-through, partly offset by the dilutive impact of higher depreciation and amortization from 2009 acquisitions. EBITDA increased 15% in the third quarter.

•	Tax & Accounting is a seasonal business with nearly 50% of its operating profit historically generated in the fourth quarter.

Healthcare & Science

•
Third-quarter revenues grew 7%. Growth was driven by continued demand for healthcare spending analytics in the Payer business, which was up 11%. Growth in Scientific & Scholarly Research, which was up 14%, was driven by acquisitions and core information offerings.

•
Third-quarter operating profit was flat, and the corresponding margin decreased to 22.7%. The decline in operating margin was primarily attributable to timing, revenue flow-through and a difficult prior-year comparison. Year-to-date, the margin is 22.1%, up 10 basis points versus 2009. Excluding currency, year-to-date, the margin is up 40 basis points versus 2009.

Thomson Reuters Reports Third-Quarter 2010 Results

Markets Division

	Three Months Ended September 30, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Sales & Trading	$887	$903	-2%	0%
Investment & Advisory	$552	$565	-2%	-2%
Enterprise	$331	$308	7%	10%
Media	$79	$83	-5%	-3%
Markets Division Total	$1,849	$1,859	-1%	1%

Operating Profit	$359	$369	-3%	-2%
Operating Profit Margin %	19.4%	19.8%

•	Revenue trends continued to improve with revenues up 1% compared to a 3% decline in the second quarter, a 4% decline in the first quarter and a 5% decline in the fourth quarter of 2009.
•	The third quarter of 2010 marked the first quarter of revenue growth since the fourth quarter of 2008.
•	By geography, revenues grew across all major regions of the world, except North America. Asia increased 4%, and Europe, Middle East and Africa (EMEA) increased 3% while the Americas declined 2%.
•	By market segment, strong growth in Enterprise, Commodities & Energy, Tradeweb and Corporates was offset by soft performance in Exchange Traded Instruments and Investment Management.
•
Third-quarter operating profit was $359 million, down 3%, with a related margin of 19.4%. Excluding the impact of currency, operating profit declined 2%. The margin decline was attributable to the development of Markets two new product platforms, Thomson Reuters Eikon and Elektron, partially offset by approximately $25 million in one-time benefits.

•
The company’s new flagship desktop offering in Markets, Thomson Reuters Eikon, was launched in September 2010. Customer feedback has been very positive with signed contracts for over 1,000 new desktops.

Sales & Trading

•
Third-quarter revenues remained flat versus the prior-year period. Transactions-related revenues were up 8%, driven by Tradeweb growth of 9%, due to strong volumes from mortgage-backed securities and U.S. Treasuries. Commodities & Energy revenues grew 13%, boosted 6% by the acquisition of Point Carbon. Revenues from Exchange Traded Instruments and Fixed Income declined, partially as a result of the retirement of low margin legacy products.

•
The Treasury business remained flat versus the prior-year period as the flow-through from 2009 subscription cancellations offset a 2% increase in the quarter’s transaction revenues driven by growing foreign exchange volumes.

Investment & Advisory

•	Third-quarter revenues declined 2%, driven by soft performance in the Investment Management business which offset good growth in Corporates and Wealth Management.

Thomson Reuters Reports Third-Quarter 2010 Results

•	The Investment Management business declined 9% as a result of the flow-through of cancellations from buy-side customers seeking to cut costs or exit the business entirely.
•	Wealth Management increased 4%, attributable to strong desktop growth which more than offset the planned retirement of certain products.
•	The Corporates business grew 6%, driven primarily by acquisitions.
•	Overall, momentum in Investment & Advisory has continued to improve in 2010 with positive net sales in Corporates, Investment Banking and Wealth Management.

Enterprise

•
Third-quarter revenues grew 10%, driven by continued strong customer demand.  The Enterprise Real Time Solutions segment grew 10%, as customers continued to invest in low-latency data feeds and hosting solutions. The Risk Management business grew 15%, aided by a favorable comparison to the third quarter of 2009. The Platform business (formerly Information Management Systems) grew 17% driven by good sales of recurring products and outright revenues. Omgeo’s revenues declined 5% in the quarter as a result of weak equity volumes.

•
Thomson Reuters Elektron, the innovative data distribution platform launched by Enterprise in the second quarter, continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions.

Media

•	Third-quarter revenues declined 3%, driven by 2009 cancellations in the Agency business, which continues to be adversely affected by tight customer budgets.
•
The Consumer business was essentially flat compared to the prior-year period; however, recent product introductions, including mobile and iPad applications, are garnering new sources of advertising revenues.

Corporate & Other

Third-quarter corporate costs were $259 million compared to $244 million in the prior-year period.

The $15 million increase was primarily due to a $55 million increase in fair value adjustments (non-cash foreign exchange accounting adjustments), partially offset by a $45 million decline in integration-related expenses. Core corporate costs were $54 million, up $5 million from the prior-year period.

Year-to-date corporate costs were $526 million compared to $648 million in the prior-year period. The $122 million decrease was primarily due to a $60 million decrease in fair value adjustments (non-cash foreign exchange accounting adjustments), a $53 million decrease in integration-related expenses and a $9 million decrease in core corporate costs.

Thomson Reuters Reports Third-Quarter 2010 Results

Financial Highlights – Nine Months 2010

	Nine Months Ended September 30, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$9,612	$9,640	0%
Operating profit	$1,112	$1,229	-10%
Diluted earnings per share (EPS)	$0.82	$0.80	3%
Cash flow from operations	$1,572	$1,770	-11%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$9,611	$9,599	0%		0%
Underlying operating profit	$1,891	$2,093	-10%		-9%
Underlying operating profit margin	19.7%	21.8%	-210	bp
Adjusted earnings per share (EPS)	$1.32	$1.41	-6%
Underlying free cash flow	$1,173	$1,383	-15%

•	Revenues from ongoing businesses were $9.6 billion, unchanged from the prior-year period.
•	Underlying operating profit was $1.9 billion, down 10% compared to the prior-year period, with a corresponding margin of 19.7%.
•	Adjusted earnings per share were $1.32 compared to $1.41 in the prior-year period.
•	Year-to-date underlying free cash flow was $1.2 billion, a decline of 15% versus the prior-year period, driven primarily by operating profit flow-through.

Integration Programs

Thomson Reuters achieved combined run-rate savings of $1.35 billion at the end of the third quarter of 2010 from the Reuters integration and legacy savings programs. An incremental $75 million in run-rate savings achieved during the quarter was largely attributable to additional communications, content and data center consolidations in the Markets division, leveraging of the Thomson Reuters global footprint by the Professional division and further vendor rationalization.

Integration-related costs totaled $103 million in the quarter and $290 million year-to-date. Full-year costs may come in slightly below the previously forecast amount of $475 million with the balance shifted to 2011.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2010 that was first communicated in February and raised its outlook for full-year revenue growth.

Based on the company’s year-to-date performance and improving momentum, Thomson Reuters now expects its revenues to be flat to slightly up in 2010 rather than flat to slightly down, as previously forecast. The company continues to expect net sales to be positive for the Professional and Markets divisions for the full-year 2010.

Thomson Reuters Reports Third-Quarter 2010 Results

The company expects its underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

The company’s plan to continue its aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend

As previously announced in February, Thomson Reuters increased its 2010 dividend by $0.04 per share, resulting in a quarterly dividend of $0.29 per share and an annualized dividend of $1.16 per share. Thomson Reuters will pay a quarterly dividend on December 15, 2010 to shareholders of record as of November 18, 2010.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect

Thomson Reuters Reports Third-Quarter 2010 Results

expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2010 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s new product release programs, globalization strategy, other growth initiatives and efficiency programs, including the integration programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA

Calvin Mitchell
Senior Vice President, Corporate Affairs
+1 646 223 5285
calvin.mitchell@thomsonreuters.com

Tom Gilbert
Manager, Corporate Communications, EMEA
+44 (0) 207 542 4214
tom.h.gilbert@thomsonreuters.com

INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com
Thomson Reuters will webcast a discussion of its third-quarter 2010 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Third-Quarter 2010 Results" on the right side of the page.  An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2010	2009	Change	Organic	2010	2009	Change	Organic
Revenues
Legal	$945	$917	3%	0%	$2,706	$2,683	1%	-1%
Tax & Accounting	244	225	8%	4%	749	695	8%	3%
Healthcare & Science	220	206	7%	4%	642	605	6%	3%
Professional Division	1,409	1,348	5%	1%	4,097	3,983	3%	0%
Sales & Trading (1)	887	903	-2%	0%	2,647	2,741	-3%	-4%
Investment & Advisory (1)	552	565	-2%	-3%	1,663	1,718	-3%	-5%
Enterprise (1)	331	308	7%	10%	972	916	6%	6%
Media (1)	79	83	-5%	-3%	238	246	-3%	-4%
Markets Division	1,849	1,859	-1%	0%	5,520	5,621	-2%	-3%
Eliminations	(2)	(2)			(6)	(5)
Revenues from ongoing businesses(2)	3,256	3,205	2%	1%	9,611	9,599	0%	-2%
Before currency			3%				0%
Disposals(2)	-	11			1	41
Revenues	$3,256	$3,216	1%		$9,612	$9,640	0%

Operating Profit
Legal	$287	$305	-6%		$803	$887	-9%
Tax & Accounting	39	36	8%		106	113	-6%
Healthcare & Science	50	50	0%		142	133	7%
Professional Division	376	391	-4%		1,051	1,133	-7%
Markets Division	359	369	-3%		1,001	1,130	-11%
Corporate & Other	(259)	(244)			(526)	(648)
Amortization of other intangible assets	(138)	(124)			(399)	(367)
Operating profit from ongoing businesses(2)	338	392	-14%		1,127	1,248	-10%
Disposals(2)	-	(7)			-	(12)
Other operating gains (losses), net	18	(7)			(15)	(7)
Operating profit	$356	$378	-6%		$1,112	$1,229	-10%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2010	2009	Change	2010	2009	Change

Operating profit	$356	$378	-6%	$1,112	$1,229	-10%
Adjustments:
Amortization of other intangible assets	138	124		399	367
Integration programs expenses	103	148		290	343
Fair value adjustments	102	47		75	135
Other operating (gains) losses, net	(18)	7		15	7
Disposals	-	7		-	12
Underlying operating profit	$681	$711	-4%	$1,891	$2,093	-10%
Underlying operating profit margin	20.9%	22.2%		19.7%	21.8%

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (4)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings attributable to common shareholders	$268	$162	$685	$667
Adjustments:
Disposals	-	7	-	12
Fair value adjustments	102	47	75	135
Other operating (gains) losses, net	(18)	7	15	7
Other finance (income) costs	(44)	7	(20)	64
Other non-operating charge	-	326	-	326
Share of post tax earnings in equity method investees	(3)	(1)	(6)	(2)
Tax on above items	(19)	4	(19)	(32)
Interim period effective tax rate normalization(5)	(11)	44	(22)	9
Amortization of other intangible assets	138	124	399	367
Discrete tax items	-	(356)	-	(356)
Discontinued operations	(6)	(11)	-	(17)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Adjusted earnings from continuing operations	$406	$359	$1,105	$1,178
Adjusted earnings per share from continuing operations	$0.49	$0.43	$1.32	$1.41

Diluted weighted average common shares (in millions)	836.8	837.5	835.9	836.1

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Depreciation and amortization of computer software	2010	2009	2010	2009
Legal	$(74)	$(66)	$(213)	$(194)
Tax & Accounting	(24)	(19)	(71)	(57)
Healthcare & Science	(17)	(17)	(52)	(52)
Professional Division	(115)	(102)	(336)	(303)
Markets Division	(128)	(152)	(412)	(449)
Corporate & Other	(4)	(8)	(16)	(18)
Ongoing businesses	(247)	(262)	(764)	(770)
Disposals	-	(1)	-	(4)
Total depreciation and amortization of computer software	$(247)	$(263)	$(764)	$(774)

(1)	Results for 2009 have been restated to reflect the 2010 presentation.
(2)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration programs expense, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(5)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues	$3,256	$3,216	$9,612	$9,640
Operating expenses	(2,533)	(2,444)	(7,322)	(7,263)
Depreciation	(104)	(128)	(347)	(370)
Amortization of computer software	(143)	(135)	(417)	(404)
Amortization of other intangible assets	(138)	(124)	(399)	(367)
Other operating gains (losses), net	18	(7)	(15)	(7)
Operating profit	356	378	1,112	1,229
Finance costs, net:
Net interest expense	(99)	(122)	(287)	(322)
Other finance income (costs)	44	(7)	20	(64)
Other non-operating charge	-	(326)	-	(326)
Income (loss) before tax and equity method investees	301	(77)	845	517
Share of post tax earnings in equity method investees	3	1	6	2
Tax (expense) benefit	(33)	232	(143)	149
Earnings from continuing operations	271	156	708	668
Earnings from discontinued operations, net of tax	6	11	-	17
Net earnings	$277	$167	$708	$685

Earnings attributable to:
Common shareholders	268	162	685	667
Non-controlling interests	9	5	23	18

Basic and diluted earnings per share	$0.32	$0.19	$0.82	$0.80

Basic weighted average common shares	832,808,582	829,718,327	831,894,085	829,037,410
Diluted weighted average common shares	836,819,348	837,477,121	835,906,590	836,098,202

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$1,158	$1,111
Trade and other receivables	1,685	1,742
Other financial assets	61	76
Prepaid expenses and other current assets	835	734
Current assets	3,739	3,663

Computer hardware and other property, net	1,485	1,546
Computer software, net	1,552	1,495
Other identifiable intangible assets, net	8,493	8,694
Goodwill	18,515	18,130
Other financial assets	374	383
Other non-current assets	671	649
Deferred tax	14	13
Total assets	$34,843	$34,573

Liabilities and equity
Liabilities
Current indebtedness	$1,308	$782
Payables, accruals and provisions	2,384	2,651
Deferred revenue	1,103	1,187
Other financial liabilities	165	92
Current liabilities	4,960	4,712

Long-term indebtedness	6,792	6,821
Provisions and other non-current liabilities	2,151	1,878
Other financial liabilities	54	42
Deferred tax	1,672	1,785
Total liabilities	15,629	15,238

Equity
Capital	10,317	10,177
Retained earnings	10,403	10,561
Accumulated other comprehensive loss	(1,573)	(1,471)
Total shareholders’ equity	19,147	19,267
Non-controlling interests	67	68
Total equity	19,214	19,335
Total liabilities and equity	$34,843	$34,573

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net earnings	277	167	708	685
Adjustments for:
Depreciation	104	128	347	370
Amortization of computer software	143	135	417	404
Amortization of other intangible assets	138	124	399	367
Deferred tax	(2)	(380)	(68)	(446)
Embedded derivatives fair value adjustments	77	47	50	118
Other non-operating charge	-	326	-	326
Other	4	82	255	270
Changes in working capital and other items	(266)	(123)	(530)	(331)
Operating cash flows from continuing operations	475	506	1,578	1,763
Operating cash flows from discontinued operations	-	7	(6)	7
Net cash provided by operating activities	475	513	1,572	1,770

Investing activities
Acquisitions, less cash acquired	(100)	(53)	(578)	(98)
Proceeds from other disposals, net of taxes paid	12	12	30	15
Capital expenditures, less proceeds from disposals	(258)	(254)	(720)	(720)
Other investing activities	(1)	2	2	1
Investing cash flows from continuing operations	(347)	(293)	(1,266)	(802)
Investing cash flows from discontinued operations	-	-	-	22
Net cash used in investing activities	(347)	(293)	(1,266)	(780)

Financing activities
Proceeds from debt	729	498	1,367	1,107
Repayments of debt	(5)	(206)	(918)	(398)
Net borrowings (repayments) under short-term loan facilities	13	1	(1)	(7)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(232)	(228)	(695)	(682)
Other financing activities	1	(1)	(5)	(6)
Net cash provided by (used in) financing activities	505	63	(254)	12

Translation adjustments on cash and cash equivalents	17	5	(5)	17
Increase in cash and cash equivalents	650	288	47	1,019
Cash and cash equivalents at beginning of period	508	1,572	1,111	841
Cash and cash equivalents at end of period	1,158	1,860	1,158	1,860

Thomson Reuters Reports Third-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Net cash provided by operating activities	$475	$513	$1,572	$1,770
Capital expenditures, less proceeds from disposals	(258)	(254)	(720)	(720)
Other investing activities	(1)	2	2	1
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow (1)	215	260	852	1,049
Integration programs costs	100	135	321	334
Underlying free cash flow (2)	$315	$395	$1,173	$1,383

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(2)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.